Exhibit 99.2

Nomad Royalty Company Ltd.

Notice of Change in Corporate Structure
Pursuant to Section 4.9 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1. Names of the Parties to the Transaction

Nomad Royalty Company Ltd. (“Nomad”)

Sandstorm Gold Ltd. (“Sandstorm”)

Item 2. Description of the Transaction

On August 15, 2022, Nomad and Sandstorm completed an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act. Pursuant to the Arrangement, Sandstorm acquired all of the issued and outstanding common shares of Nomad (the “Nomad Shares”) and Nomad became a wholly-owned subsidiary of Sandstorm.

Under the terms of the Arrangement, each Nomad shareholder of record on the effective date of the Arrangement (the “Effective Date”) was entitled to receive 1.21 (the “Exchange Ratio”) common shares of Sandstorm (the “Sandstorm Shares”) for each Nomad Share held on the Effective Date (the “Consideration”). In addition, pursuant to the Arrangement, (i) holders of stock options of Nomad received appropriately adjusted replacement options of Sandstorm to acquire Sandstorm Shares adjusted to reflect the Exchange Ratio; and (ii) the restricted share units, performance share units and deferred share units of Nomad were deemed to vest as of the effective time of the Arrangement (the “Effective Time”) and were transferred and disposed of by the holder thereof to Nomad and cancelled in exchange for a cash payment equal to the value of the Consideration payable for the Nomad Share that would have been issued pursuant to the vesting of such securities immediately prior to the Effective Time.

Further details of the Arrangement are described in Nomad’s management information circular (the “Information Circular”) dated July 11, 2022 sent to shareholders of Nomad in connection with the special meeting of Nomad’s shareholders held on August 9, 2022 to approve the Arrangement. A copy of the Information Circular is available under Nomad’s profile on SEDAR at www.sedar.com.

Item 3. Effective date of the Transaction

August 15, 2022

Item 4. Names of Each party that Ceased to Be a Reporting Issuer Subsequent to the transaction and of each Continuing Entity

Following closing of the Arrangement, Nomad became a wholly-owned subsidiary of Sandstorm. Nomad has filed an application with the Canadian securities regulators under National Policy 11-206 – Process for Cease to be a Reporting Issuer Applications to cease to be a reporting issuer in each of the provinces of Canada as promptly as practicable following the Effective Date.

Sandstorm will continue to be a reporting issuer in each of the provinces and territories of Canada.

Item 5. Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

Not applicable.

Item 6. Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction

Not applicable.

Item 7. Documents Filed under NI 51-102 that Described the transaction

Not applicable.

Dated: August 16, 2022